UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2022
GRANITE REAL ESTATE INVESTMENT TRUST
(Commission File Number: 001-35771)
(Name of registrant)
GRANITE REIT INC.
(Commission File Number: 001-35772)
(Name of registrant)
77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
        Form 20-F Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2022	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/Teresa Neto
Name:
Title:

Date: August 10, 2022	GRANITE REIT INC.
	By:	/s/Teresa Neto
Name:
Title:

FORM 6-K EXHIBIT INDEX

Exhibit No.

Exhibit 99.1    Second Quarter 2022 Report to Unitholders, including the unaudited condensed combined financial statements and management’s discussion and analysis of results of operations and financial position for the period ended June 30, 2022.
Exhibit 99.2    Granite Announces Second Quarter Results, The Closing Of $38.6 Million Of New Acquisitions, $129.1 Million Of Completed Developments And Expansions Adding 1.0 Million Square Feet Of GLA, And The Issuance Of Its 2021 Global ESG+R Report

Exhibit 99.3    Form 52-109F2 – Certification of Interim Filings – President and Chief Executive Officer

Exhibit 99.4    Form 52-109F2 – Certification of Interim Filings – Chief Financial Officer